EXHIBIT 99.1

June 29, 2016	News Release 16-24

Brucejack Project Construction Update
Vancouver, British Columbia June 29, 2016; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to report on the progress of site construction activities at its high-grade gold Brucejack Project located in northwestern British Columbia. Construction and development continues on schedule for commissioning of the underground mine in mid-2017.
Mill Facility
Construction of the mill building continues to progress with the pouring of concrete foundations and pedestals for the building as well as footings and pedestals for the surge bin and the SAG and ball mills.
Standing of structural steel is underway and full enclosure of the mill building remains on schedule and is expected to be complete in the third quarter. Prior to full enclosure of the building, internal structural steel and mechanical equipment installation will commence. The SAG and ball mills are scheduled to arrive in August.
Camp Installation
The prefabricated modules for the 330-person camp have been installed and structural interconnection work, electrical installation, communication wiring, and water and sewer piping continue throughout the complex. Steel roof decking is complete for the first dorm and continues on the second. The first of the three dorms is expected to be operational shortly.
Underground Development
Collaring of the main portal access for the Valley of the Kings has commenced and crews are driving the access decline from both ends. The portal will serve as the primary access point to convey the gold ore from the underground crusher to the mill.
Underground development remains on schedule and crews are advancing at a rate of over 25 meters a day. Current underground activity at the Valley of the Kings includes excavation of the main access ramp, development of the 1260, 1290, 1300, 1320, 1350 and 1380-meter levels.
Underground work is also focused on the excavation of headings for infrastructure including the conveyor ramp, conveyor transfer tower, paste fill booster pump station, and Vent Raise #2.

Transmission Line
The transmission line contractor is on site and advancing tower foundations. The tower foundations are currently being prepared for tower installation utilizing a high capacity air crane to transport equipment and concrete. Connection to the BC Hydro power grid is expected in the fourth quarter.
To view updated photos of construction progress please see the following link to the Brucejack construction photo gallery on our website: www.pretivm.com/photo.
Ian I. Chang, M.A.Sc., P.Eng., Vice President, Project Development, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Project development.
Management Update
The Company is pleased to announce that David Prins has been appointed Project Director for the Brucejack Gold Project and will be responsible for all aspects of the Project’s construction, commissioning and transition to operations. Mr. Prins has extensive experience in the evaluation, design, planning and execution stages of mining projects. Mr. Prins worked with Placer Dome Project Development Group directly and indirectly for a period of over 16 years which included a 10 year period at the Zaldivar Mine in Northern Chile. Since then, Mr. Prins has been involved with numerous projects, primarily in Latin America.
About Pretivm
Pretivm is constructing a high-grade underground gold mine at its Brucejack Project in northern British Columbia with commercial production targeted for 2017.

For further information contact:

Joseph Ovsenek	Troy Shultz
President	Manager, Investor Relations & Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
(877) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, the adequacy of Pretivm's financial resources, the estimation of mineral reserves and resources including the 2013 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate, realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, Pretivm's executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 28, 2016 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.